6/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06008892

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 AND ENDING 3/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SoCal Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SoCal Securities

FINANCIAL STATEMENTS

March 31, 2006

[INDEPENDENT AUDITORS' REPORT]

CRD # 017788

SoCal Securities

Table of Contents

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.℠

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
SoCal Securities
Salt Lake City, Utah

We have audited the accompanying Statement of Financial Condition of SoCal Securities as of March 31, 2006, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the year ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoCal Securities as of March 31, 2006, and the results of operations and cash flows for the year ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that SoCal Securities will continue as a going concern. As discussed in Note B to the financial statements, the Company has accumulated losses and has not had significant operations. This issue raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
May 24, 2006
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

SoCal Securities
Statement of Financial Condition
March 31, 2006

Assets

Current Assets		
Cash and cash equivalents	$	13,115
Accounts Receivable		3,813
Total Current Assets		16,928
Total Assets	$	16,928

Liabilities and Stockholders' Equity

Liabilities		
Current Liabilities		
Accounts Payable	$	1,340
Franchise Taxes Payable		1,675
Unearned Revenue		-
Total Current Liabilites		3,015
Total Liabilities		3,015
Stockholders' Equity		
Common Stock -- 100,000 shares authorized, no par value 10,000 shares issued and outstanding		-
Additional paid-in capital		54,242
Accumulated Deficit		(40,329)
Total Stockholders' Equity		13,913
Total Liabilities and Stockholders' Equity	$	16,928

See accompanying notes to financial statements

SoCal Securities
Statement of Operations
For the year ended March 31, 2006

Revenues		
Investment advisory fees	$	13,813
Interest and Dividends		37
Total Revenue		13,850
Expenses		
Occupancy		6,294
Total General and Administration Expenses		6,294
Net Income Before Taxes		7,556
Other Expense		
Provision for Income Taxes		874
Total Other Expense		874
Net Income	$	6,682
Basic loss per share	$	0.67
Weighted average number of common shares outstanding		10,000

See accompanying notes to financial statements

SoCal Securities
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2006

	Common Shares	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, March 31, 2005	10,000	$ -	$ 36,742	$ (47,011)	$ (10,269)
Addtional Paid In Capital			17,500		17,500
Net Income for Year Ended 03/31/06				6,682	6,682
Balance, March 31, 2006	10,000	$ -	$ 54,242	$ (40,329)	$ 13,913

See accompanying notes to financial statements

SoCal Securities
Statement of Cash Flows
For the Year Ended March 31, 2006

Cash Flows From Operating Activities		
Net Loss	$	6,682
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in Accounts Receivable		(3,813)
Increase (Decrease) in income Taxes Payable		875
Increase (Decrease) in current liabilities		(14,081)
Net Cash From Operating Activities		(10,337)
Cash Flows From Investing Activities		
Increase (Decrease) in related party loan receivable		-
Net Cash From Investing Activities		-
Cash Flows From Financing Activities		
Proceeds from Additional Paid-in Capital		17,500
Net Cash From Financing Activities		17,500
Net Increase in Cash		7,163
Beginning Cash Balance		5,952
Ending Cash Balance	$	13,115
Supplemental Disclosures		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

SoCal Securities
Notes to Financial Statements
March 31, 2006

NOTE A Summary of Significant Accounting Policies

Company Background

SoCal Securities is a Broker/Dealer offering investment services. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company was originally incorporated under the laws of the State of California as Erlinger & Associates in April, 1985. They changed their name to Vista Financial Services Group and later to Eurocapital Partners, Inc. In April 1995, the Company changed its name to Stockdale Securities and finally to SoCal Securities on April 14, 1999. The Company does not carry customers' accounts or hold securities for the customers.

Cash and Equivalents

Cash is comprised of cash on deposit in the bank and all highly liquid investments with a maturity of three months or less when purchased. The Company has $13,115 as of March 31, 2006.

Income Taxes

The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. (See Note C below).

Net Loss Per Common Share

In accordance with Financial Accounting standards No. 128, "Earnings per Share", basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There were no common share equivalents outstanding during the year ended March 31, 2006.

Revenue Recognition

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

SoCal Securities
Notes to Financial Statements
March 31, 2006

NOTE A Summary of Significant Accounting Policies[continued]

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (R), "Share-Based Payment." SFAS 123 (R) amends SFAS 123, "Accounting for Stock-Based Compensation," and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123 (R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the Company's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of a company's shares or other equity instruments. This statement is effective for public companies qualifying as SEC small business issuers or nonpublic entities, as of the first interim period or fiscal year beginning after December 15, 2005. For all other public companies, the statement is effective as of the first interim period or fiscal year beginning after June 15, 2005. Management does not expect adoption of SFAS 123 (R) to have a material impact on the Company's financial statements.

In November 2004, FASB issued SFAS 151, "Inventory Costs." SFAS 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB 43, Chapter 4, "Inventory Pricing." SFAS 151 requires that items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS 151 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions." Statement 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges

NOTE A Summary of Significant Accounting Policies[continued]

Impact of New Accounting Pronouncements[continued]

of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted. Management does not expect adoption of SFAS 153 to have a material impact on the Company's financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of accounting changes and corrections of error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted. Management does not expect adoption of SFAS 154 to have a material impact on the Company's financial statements.

NOTE B GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no significant source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through the sale of its securities through private placement.

NOTE C Accounting for Income Taxes

The provision for income/franchise taxes on the statement of operations represents the minimum franchise tax payable to the State of California and penalties and interest accrued for late payment of the 2005 minimum tax. No other provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

SoCal Securities
Notes to Financial Statements
March 31, 2006

NOTE C Accounting for Income Taxes[continued]

Deferred Tax Asset	Balance	Tax	Rate
Federal loss carryforward (expires through 2025)	40,329	6,049	15.00%
State loss carryforward (expires through 2020)	33,055	2,922	8.84%
Valuation allowance		(8,971)	
Deferred tax asset		$ -	

The allowance has decreased $1,671 from $10,642 as of March 31, 2005

NOTE D Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE E Related Party Transaction

An officer and shareholder contributed capital to the Company totalling $17,500 during the year ended March 31, 2006.

NOTE F Concentrations

The Company's revenue for the year ended March 31, 2006 consisted mainly of services performed for a single client. If this client were to discontinue the use of the Company's services, the Company could be severely impacted.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

SoCal Securities
Computation of Net Capital
March 31, 2006

Total Stockholder's equity from statement of financial condition	13,913
Stockholder's equity not allowable for net capital	0
Add : Subordinated liabilities	0
Total net capital and allowable subordinated liabilities	13,913
Less: Non-allowable assets	0
Net capital before haircuts on securities	13,913
Less: Haircuts on securities	0
Net Capital	13,913

See auditors' report on supplementary information

SoCal Securities
Report of Reconciliation with Focus Filing
For the Year Ended March 31, 2006
Reconciliation of Assets and Liabilities

Total assets per audited statements	16,928
Change in Assets	-
Total assets per FOCUS report for the year Ended March 31, 2006	16,928
Total liabilities and stockholder's equity per audited statements	16,928
Change in liabilities	874
Difference in net income for year	(874)
Total liabilities and stockholder's equity per FOCUS report for the year Ended March 31, 2006	16,928

Reconciliation of Net Capital

Computation of net capital per audited statements	13,913
Audit disclosed differences in assets and liabilities	1,675
Net capital per FOCUS report for the year Ended March 31, 2006	15,588

See auditors' report on supplementary information

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

AUDITORS' REPORT ON MATERIAL INADEQUACIES

Board of Directors and Stockholder
SoCal Securities
Dana Point, California

We have audited the financial statements of SoCal Securities as of and for the year ended March 31, 2006, and have issued our report thereon dated May 24, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of SoCal Securities is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of SoCal Securities taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
May 24, 2006
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481